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                                                                    EXHIBIT 99.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 2001 and 2000 are summarized below.

         Revenues for the first quarter of 2001 amounted to $10,627,831, a decline of 14.5% compared to the first quarter of 2000. Revenues within the fastener segment amounted to $8,306,645, which is a decline of approximately 16% compared to the first quarter of 2000. Revenues within the assembly equipment segment amounted to $2,321,186 during the first quarter of 2001, a decline of approximately 8% compared to the first quarter of 2000. The decline in revenues is a reflection of continuing weakness in the manufacturing sector of the economy and is consistent with conditions that have characterized our major markets for several months.

         In response to the lower order activity, the company has taken action to reduce operating costs. While these efforts have been successful, their combined impact was not sufficient to fully offset the effects of lower volumes, and gross margins declined in both segments of our operation. While overall sales declined within the fastener segment, we have obtained a variety of new business which contributed to higher than normal tooling costs, further reducing gross margins in this segment. During the first quarter of 2001, reduced consulting and legal expenses, reductions in salary expense, lower commission expense and lower profit sharing expense contributed to a reduction of approximately $450,000 in selling and administrative expenses compared to the first quarter of 2000. These savings helped offset the decline in gross margins, and net income for the quarter amounted to $339,241 or $.35 per share on 967,132 average shares outstanding.

         Conditions within our markets continue to be uncharacteristically weak. The level of incoming orders within the fastener segment is well below that enjoyed at this time last year, and we have not seen consistent indications that the situation will improve in the short term. Within the assembly equipment segment, activity is more comparable to that of one year ago; however, conditions in that segment were already showing softness at this time last year. While we anticipate conditions will improve, we do not expect a significant change in our business to occur until the overall economy begins a recovery. In the interim, we will continue to seek out profitable business wherever opportunities exist, and we will continue to place emphasis on proven cost control measures.


                               Respectfully yours,


           John A. Morrissey                          John C. Osterman
               Chairman                                  President


May 4, 2001

         The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things,



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consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                           CHICAGO RIVET & MACHINE CO.
                  Summary of Consolidated Results of Operations
                      For the Three Months Ended March 31,


                                                                                    2001               2000
                                                                                    ----               ----
Net sales and lease revenue ............................................        $10,627,831        $12,435,736
Income before taxes ....................................................            513,241          1,412,435
Income after taxes .....................................................            339,241            921,435
Net income per share ...................................................                .35                .81
Average shares outstanding .............................................            967,132          1,138,096

                     (All figures subject to year-end audit)